September 21, 2006

Via EDGAR and Overnight Delivery

Don Hunt

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Re:	Thermage, Inc.
Registration Statement on Form S-1 (File No. 333-136501)

Dear Mr. Hunt:

On behalf of Thermage, Inc. (“Thermage” or the “Company”), we are responding to the Staff’s letter dated September 6, 2006 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and Thermage is filing pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with this response letter. For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

General

1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering within that range.

In response to the Staff’s comment, we confirm that all non-Rule 430A information will be included in the preliminary prospectus once a price range for the public offering is determined. We have filled in blanks not dependent upon establishing a price range.

Prospectus Cover Graphics

2.	Please reconcile your secondary headline regarding independent data with your statement on page 8 that there are no published, peer-reviewed studies.

Don Hunt

U.S. Securities and Exchange Commission

September 21, 2006

In response to the Staff’s comment, we respectfully advise the Staff that, as indicated in the headline of the inside front cover, there is published independent scientific data supporting the Company’s non-invasive tissue-tightening technology. We have added additional disclosure to page 60 of the Registration Statement under “Clinical Research” in response to the Staff’s comment. The tissue-tightening effect of the Company’s technology is also discussed in depth in the “Our Technology” section beginning on page 52. The risk factor on page 8 has been revised to clarify that the lack of published, peer-reviewed studies relates not to the tissue-tightening effect of delivering monopolar RF energy, but rather to the efficacy of the Company’s new protocol and new treatment tips.

3.	Please clarify what rhytids are.

In response to the Staff’s comment, we have eliminated the reference to rhytids in the prospectus cover graphics. On page 48, we have clarified what rhytids are, because the term is used in the clearance the Company received from the FDA.

Prospectus Summary, page 1

4.	The introductory paragraph to your summary states that the summary is not complete. A summary, by its very nature, does not and is not required to contain all of the detailed information that is in the prospectus. However, if you have elected to include a summary in your prospectus, it must be complete. Do you mean to say that, because this is a summary, it may not contain all of the information that is important to your investors? Delete the reference to an incomplete summary from your prospectus.

In response to the Staff’s comment, we have revised the introductory paragraph to the prospectus summary to eliminate reference to the summary not being complete.

Our Company, page 1

5.	We note your disclosure in the first paragraph that surgical procedures “cost thousands of dollars.” Please revise to clarify how the cost of your procedures compares to alternative, surgical procedures.

Don Hunt

U.S. Securities and Exchange Commission

September 21, 2006

In response to the Staff’s comment, we have eliminated the reference to the “cost thousand of dollars,” and have instead indicated that these alternatives are “more expensive.”

6.	Revise your disclosure to specify the scope of the FDA clearance you received in 2002.

In response to the Staff’s comment, we have added additional disclosure to specify the scope of the FDA clearance the Company received in 2002.

The Market, page 1

7.	Please tell us whether you commissioned any of the market data used in your document and whether any of the data was prepared for use in this registration statement.

In response to the Staff’s comment, we confirm that the Company did not commission any of the market data used in the Registration Statement and that none of the data was prepared for use in the Registration Statement.

Our Thermage Procedure, page 2

8.	Given the disclosure in the second risk factor on page 8, please tell us why your disclosure in the second full paragraph on page 3 and other disclosure in your prospectus regarding your technology being “clinically proven” is appropriate.

In response to the Staff’s comment, we respectfully direct the Staff to our response to comment no. 2, above.

9.	If you retain the disclosure in the second full paragraph on page 3 and related disclosure elsewhere in the prospectus, clarify the basis for that disclosure. To the extent the disclosure summarizes reports of third parties, please file the consents required by Rule 436.

In response to the Staff’s comment, we have clarified that the basis for the disclosure involves published clinical studies. We respectfully advise the Staff that we do not believe that Rule 436 is applicable to this disclosure because specific scientific publications are not “quoted or summarized,” nor do such scientific publications constitute Rule 436 reports or opinions of an expert or counsel.

Don Hunt

U.S. Securities and Exchange Commission

September 21, 2006

Summary Financial Data, page 6

10.	Please tell us why a separate column was not provided to show the pro forma impact of the conversion of all outstanding shares of your preferred stock into shares of common stock and the reclassification of convertible preferred stock warrants from liabilities to stockholders’ equity (deficit). We note that you included these transactions on the capitalization table on page 26 and on the face of the balance sheet in the financial statements on F-3.

In response to the Staff’s comment, we have revised the table presenting summary balance sheet data as of June 30, 2006 to include a column with the pro forma impact of the conversion of all outstanding shares of preferred stock into shares of common stock and the reclassification of convertible preferred stock warrants from liabilities to stockholders deficit.

Risk Factors, page 8

11.	We note that your authorized capital stock will consist of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. If true, please add a risk factor that addresses the fact that you may issue authorized but unissued shares of common and preferred stock without further shareholder approval and that these shares may be granted rights and preferences that are greater than those of common shares being offered pursuant to this prospectus.

In response to the Staff’s comment, we have added a risk factor on page 23 addressing the consequences that could arise in the future as a result of the authorized but unissued shares of common stock and preferred stock. We have also added additional corresponding disclosure on page 86, “Description of Capital Stock.”

If there is not sufficient patient demand, page 10

12.	Please include the negative coverage as a separate risk factor. Describe negative media coverage and negative reports from the medical community or patients. Also, please tell us about the rates of these reports.

Don Hunt

U.S. Securities and Exchange Commission

September 21, 2006

In response to the Staff’s comment, we have included a separate risk factor regarding the negative coverage, and have described negative media coverage and negative reports from the medical community or patients. We have disclosed in this new risk factor and in Management’s Discussion and Analysis (in response to Comment No. 19, below), that media coverage, while an important component to the Company’s marketing efforts, has not had a material impact upon the Company’s financial results of operations.

Supplementally, we advise the Staff that, with regard to the rates of negative reports from doctors or patients, there have been a total of 185 medical device reports, not counting duplicates, submitted to the FDA’s MAUDE database since inception. Based upon an estimated 275,000 procedures performed to date, the rate of such reports is under 0.1%, or less than one out of every one thousand procedures. We have included disclosure with regard to this information in the new risk factor.

Product liability suits, page 16

13.	Please clarify what you mean by “properties” and “changes” in the first sentence of the second paragraph so investors can understand the scope of the risk.

In response to the Staff’s comment, we have eliminated reference to “properties” and “changes” and have clarified what was meant so investors may understand the scope of the risk.

After-Market Modifications, page 16

14.	The first sentence implies that modifications have reached the market. However, later in this risk factor, you state that risk exists “if” the modifications reach the market and your security features fail. Please reconcile these statements.

In response to the Staff’s comment, we have revised the disclosure to eliminate the inconsistent statement.

If we fail to obtain and maintain, page 18.

15.	Please disclose any historical material recalls of your products.

In response to the Staff’s comment, we respectfully advise the Staff that the Company’s products have not been the subject of material recalls in the past.

Don Hunt

U.S. Securities and Exchange Commission

September 21, 2006

Use of Proceeds, page 25

16.	We note that you intend to use some of the offering’s proceeds to repay your working capital line with GE Capital. Please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K.

In response to the Staff’s comment, we have revised the “Use of Proceeds” section and have provided the disclosure required by Instruction 4 to Item 504 of Regulation S-K for the repayment of the working capital line with GE Capital.

Dilution, page 28

17.	We note that the amount of total consideration from existing stockholders is $48.7 million. It appears that this amount assumes conversion of the preferred stock and the reclassification of the warrants. Please tell us how you calculated the amount of total consideration and reconcile with pages F-3 and F-20.

The Company has revised the total consideration from existing stockholders to $48.5 million and supplementally advises the Staff of the following reconciliation of total consideration and respective stockholders’ deficit captions.

(all amounts in $’000s)	Consideration received	Issuance Costs	Consideration allocated to warrants	Consideration allocated to Preferred Stock – net of issuance cost and amount allocated to warrants	Common Stock	Additional paid in capital
Issuance of convertible preferred stock	47,059	280	1,610	45,169	—	—
Purchase consideration for warrants	—	—	6	—	—	—
Issuance of common stock	1,391	—	—	—	4	1,387
Non-Employee stock compensation	—	—	—	—	—	333
Employee stock compensation	—	—	—	—	—	2,166
Deferred stock-based employee compensation	—	—	—	—	—	521

TOTAL	48,450	280	1,616	45,169	4	4,407

Don Hunt

U.S. Securities and Exchange Commission

September 21, 2006

Management’s Discussion and Analysis, page 32

18.	Please discuss the material effects of references to your company or products in the media. Also disclose the extent of your involvement in obtaining these references.

In response to the Staff’s comment, we have revised the “Significant Industry Factors” disclosure to indicate that the Company has not observed material measurable effects due to references to the Company or products in the media. We have also indicated that as part of its marketing strategy (page 57), the Company actively seeks out opportunities for positive media coverage.

Significant Business Trends, page 32

19.	Please disclose any known reasons for the trend toward decreased net revenue from RF generators disclosed on page F-9.

In response to the Staff’s comment, we have revised the disclosure to indicate known reasons for the trend toward decreased net revenue from RF generators.

Critical Accounting Policies and Estimates, page 33

20.	We note that the fair value of your common stock underlying options granted during the period from January 1, 2005 through June 30, 2006 was originally estimated by your “board of directors, with input from management” and you did not obtain contemporaneous valuations by an unrelated valuation specialist. You subsequently reassessed the valuation of your common stock relating to grants of options during the 18 months ended June 30, 2006. In the retrospective valuation, you estimated the fair value of your common stock based upon several factors, including your “operating and financial performance, progress and milestones attained in [y]our business, past sales of convertible preferred stock, and the

Don Hunt

U.S. Securities and Exchange Commission

September 21, 2006

expected valuation that [you] would obtain in an initial public offering.” We note your belief that “the combination of these factors and events reflect a true measurement of [y]our relative fair value over an extended period of time and believe that the fair value of [y]our common stock is appropriately reflected using a linear progression from $4.00 per share of common stock at January 1, 2005, to $11.93 at June 30, 2006.” Please respond to the following comments:

•	Please tell us and revise to disclose the methodologies and all of the significant factors and assumptions used in determining the fair value of your common stock as of January 1, 2004 ($4.00) and as of June 30, 2006 ($11.93).

•	Please discuss how management concluded that a linear progression model is consistent with the definition of fair value under U.S. GAAP.

•	Please disclose the reasons why you choose to use linear progression valuation model to value the common stock underlying your stock option grants and why you chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Please note that we are deferring any final evaluation of stock compensation until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.

The Company supplementally advises the Staff that the determination of fair value of common stock at June 30, 2006 was based upon the Company’s valuation discussions with its investment bankers prior to the filing of the Registration Statement. During these discussions, the investment bankers gave the Company an indication that the mid-point estimated pre-money valuation of the Company in the third quarter of 2006 would be $270 million, or $13.26 per share. After consideration, the Company reassessed the common stock fair value as $11.93 as of June 1, 2006 (the month in which the Company held the organizational meeting for the IPO) representing 90% of the midpoint of the estimated pre-money valuation indicated above.

The determination of fair value of common stock at January 1, 2005 represented 90% of the price of the Company’s most-recently issued convertible preferred stock during May 2003 and June 2002. The Company considered that a 10% discount from the value of preferred stock appropriately reflected the preferred stockholders’ superior rights,

Don Hunt

U.S. Securities and Exchange Commission

September 21, 2006

privileges and preferences to common stock. The Company also considered its recent operating history in determining the fair value of common stock at this date. The Company commercially launched its products in the fourth quarter of 2002. From this date through to the end of 2003, demand for the Company’s technology increased as a result of rapid uptake by early adopters. During 2004, the Company significantly increased its selling prices. The entry price of the capital equipment increased from approximately $35,000 to $60,000 and the prices of disposable treatment tips increased more than threefold. These selling price increases contributed to a trend of declining unit sales throughout 2004. As a result of the revenue decline and significant uncertainty surrounding the prospect of future growth of the business, the Company concluded that the valuation at the time of the most recent sale of preferred stock represented an appropriate basis for estimating the value of common stock at January 1, 2005.

During 2005 and the first half of 2006, the Company responded to its declining sales trends by lowering its product prices, providing a wider array of treatment tip options (including introduction of a larger treatment tip that reduced procedure time), reorganizing its sales and marketing functions, hiring new vice-presidents of marketing and sales, hiring new public relations and advertising firms, and focusing on direct-to-consumer advertising programs. Beginning with the last quarter of 2005, the Company experienced a reversal in the negative unit sales trends that were experienced in the previous twelve months. This improved performance and market penetration continued during the first two quarters of 2006.

The Company believes that its improved operating performance has been due to significant effort over an extended period of time, rather than to any particular events at particular moments in time. Given this fact, the Company believes that its fair value is more appropriately reflected using a linear progression. As a result, the increase in the fair value of the Company’s common stock has been straight-lined over the period from January 1, 2005 through June 30, 2006, using $4.00 per share (or 90% of the most recent price of preferred stock) as its starting point. The Company believes that the linear progression model and the deemed values of its common stock for determining stock-based compensation expense are reasonable and that the resulting amounts recorded and to be recorded are appropriate and take into account the appropriate increases in the fair market value of the common stock as the Company moves closer to concluding the contemplated offering, while at the same time recognizing that there is still significant inherent risk that the offering may not be completed as expected.

Don Hunt

U.S. Securities and Exchange Commission

September 21, 2006

The Company did not obtain contemporaneous valuations during the period by an unrelated valuation specialist. All of the option grants made in the periods presented were granted at the then-current estimated fair market value of the Company’s common stock, as determined by the Board of Directors at the time of grant. The Board of Directors includes several members with substantial experience in the valuation of venture-backed, privately-held companies. In addition, the Board members have significant experience in the medical device industry and are familiar with issues surrounding the valuation of options and other securities of medical device companies. Prior to the second quarter of 2006, there was significant uncertainty around the feasibility or timing of an initial public offering and therefore the Company did not believe that engaging an independent valuation specialist to perform contemporaneous valuations of the Company’s common stock would be a good use of the Company’s resources. The Company used its discussions with investment bankers during 2006 as the basis for retroactively determining the value of its common stock in connection with the preparation and filing of its Registration Statement.

The Company has revised the Critical Accounting Policies and Estimates disclosures in the Registration Statement in response to the Staff’s comment.

Stock-Based Compensation, page 41

21.	Please revise, as necessary, the dollar amounts included in the last paragraph on this page by removing the word “million.” Please also reconcile the amount of stock-based compensation expense of $1,792 in the six months ended June 30, 2006 to the amount of employee stock-based compensation expense recognized under SFAS 123R in the six months ended June 30, 2006 of $1,602 as disclosed in Note 9 on page F-28.

The Company supplementally advises the Staff that the stock-based compensation of $1.8 million in the six months ended June 30, 2006 consisted of $1.6 million of employee stock-based compensation expense recognized under SFAS123R as disclosed in Note 9 on page F-29, and $0.2 million of employee stock-based compensation expense from amortization of deferred stock-based compensation recognized in accordance with the requirements of APB No. 25 as described in Note 9 on page F-26.

The Company has revised the disclosures on page F-26 to include the stock-based compensation expense recorded under APB No. 25 during the six-month period ended

Don Hunt

U.S. Securities and Exchange Commission

September 21, 2006

June 30, 2006. The Company has also revised the dollar amounts of stock-based compensation and compensation cost disclosed in the last paragraph of page 43 under stock-based compensation.

Liquidity and Capital Resources, page 42

22.	Please revise your contractual obligations table to include other long-term liabilities reflected in your balance sheet under GAAP, or tell us why the current disclosure complies with Item 303(a)(5) of Regulation S-K

In response to the Staff’s comment, the Company has revised the contractual obligations table to include other long-term liabilities reflected in its balance sheet under GAAP.

Business, page 47

Injections, page 49

23.	We note your disclosure regarding injections that “the effects of these procedures are temporary and require repeat treatment...” We also note your disclosure in the first full paragraph on page 50 that “we believe that the ideal treatment [provides] lasting, noticeable effect from a single procedure...” In an appropriate section of your prospectus, please disclose the limitations of the Thermage procedure, including whether the effects of the Thermage procedure are temporary and require repeat treatments to maintain results.

In response to the Staff’s comment, we respectfully advise the Staff that we have included extensive discussion regarding the limitation of the Thermage procedure, including the duration and extent of improvement in our discussion of “Our Thermage Procedure” on pages 54 to 55.

Clinical Research, page 59

24.	Please clarify whether the peer-reviewed articles were written and published by independent researchers.

Don Hunt

U.S. Securities and Exchange Commission

September 21, 2006

In response to the Staff’s comment, we have added disclosure to clarify that the peer-reviewed articles were written and published by both independent researchers and by researchers who are advisors to our company.

Manufacturing, page 60

25.	Please clarify which manufacturing steps you conduct at your facility.

In response to the Staff’s comment, we have modified the disclosure under the heading “Business—Manufacturing” to clarify the nature of manufacturing activities conducted at our facility.

Government Regulation, page 61

26.	With a view toward disclosure, please tell us the status of the FDA clearances you are in the process of seeking as you mention on page 3.

In response to the Staff’s comment, the Company is currently pursuing two marketing clearances. First, the Company has filed an application for 510(k) clearance for the treatment of eyelids (the Company’s current clearance permits it to market the device for the treatment of wrinkles, and eyelids are not contraindicated, but the Company believes it is in their interest to obtain a specific clearance for eyelids). Second, the Company has filed an application for 510(k) clearance for the treatment of cellulite. Both applications are in process, but it is difficult to predict when or if such clearances will be obtained. We have updated our disclosure in the Government Regulation section accordingly.

International, page 64

27.	Given your risk factor about foreign regulations, please tell us why you do not disclose the regulatory processes in each of the regions mentioned on page F-9.

In response to the Staff’s comment, we have provided a more balanced disclosure of the international regulatory environment.

Don Hunt

U.S. Securities and Exchange Commission

September 21, 2006

Management, page 66

28.	Please revise to disclose the information required by Item 401(e) for Dr. Knowlton and Mr. Ludlum.

In response to the Staff’s comment, we have revised the disclosure to include information from 2004 to the present to provide complete five year business experience information, as required by Item 401(e) for Dr. Knowlton and Mr. Ludlum.

29.	With a view toward disclosure, please tell us the name of the “privately held medical device company” mentioned in this section. Also tell us the nature of the company’s business.

In response to the Staff’s comment, we have revised the disclosure to indicate that the privately held medical device company is outside of the Company’s aesthetics market.

30.	Please clarify the nature of Mr. Sieczkarek’s “various senior executive positions.”

In response to the Staff’s comment, we have added the titles Mr. Sieczkarek held from 1995 to 2003 at Bausch & Lomb.

Audit Committee, page 69

31.	Please tell us how your audit’s committees role of “recommending” auditors as mentioned in the first bullet point is consistent with Rule 10A-3(b)(2).

In response to the Staff’s comment, we have corrected the first bullet point describing the audit committee’s role to reflect that, as indicated in the committee’s charter, the audit committee is authorized to “appoint” the Company’s independent auditors.

Summary Compensation Table, page 72

32.	Please add a row in the table for Mr. Byrnes. See Regulation S-K Item 402(a)(3)(i).

In response to the Staff’s comment, we have included Robert F. Byrnes as a named executive officer and have included disclosure relating to Mr. Byrnes in the tables titled “Summary Compensation Table,” “2005 Option Grants” and “2005 Aggregated Option Exercises and Year-End Values.”

Don Hunt

U.S. Securities and Exchange Commission

September 21, 2006

Employment Agreements and Change of Control Arrangements, page 78

33.	Please revise to disclose the number of employees as well as the identities of the directors and executive officers that have been selected for participation in the severance benefit plan.

In response to the Staff’s comment, we have revised the disclosure to clarify the number of employees who have been selected for participation in the severance benefit plan. We have also provided additional disclosure that the plan applies only to full-time employees, and that all employees, including all executive officers other than Steve Fanning, are eligible to participate in the plan.

Consulting Agreement, page 80

34.	Please disclose the terms and duration of the agreement.

In response to the Staff’s comment, we have revised the disclosure regarding the consulting agreement with Dr. Knowlton to include the terms and duration of the agreement.

Option Re-Pricing Arrangement, page 81

35.	Please revise to disclose the identities of the directors and executive officers referenced here, the number of options subject to repricing and the original exercise price of the repriced options.

In response to the Staff’s comment, we have revised our disclosure to include the identities of the directors and executive officers whose unexercised options were amended, the number of options subject to repricing and the original exercise price of the repriced options.

Don Hunt

U.S. Securities and Exchange Commission

September 21, 2006

Principal Stockholders, page 82

36.	Please reconcile the number of people mentioned in parentheses in the last row with the number of executive officers and directors mentioned on page 66.

In response to the Staff’s comment, we have reconciled the number of people mentioned in the last row of the Principal Stockholders table with the number of executive officers and directors referenced on page 66.

Description on Capital Stock, page 85

37.	Your disclosure may not be qualified by reference to statutes. Please revise the first paragraph accordingly.

In response to the Staff’s comment, we have modified the first paragraph under “Description of Capital Stock” to remove the noted reference to the Delaware General Corporation Law.

Where You Can Find Additional Information, page 96

38.	Please disclose the toll-free telephone number in Regulation S-K Item 101(e).

In response to the Staff’s comment, we have included the toll-free telephone number referenced in Regulation S-K Item 101(e).

Financial Statements, page F-1

Note 2 - Summary of Significant Accounting Policies, page F-7

Fair Value of Financial Instruments, page F-8

39.	Please note that the disclosures required by SFAS 107 are not limited to current assets and liabilities. Please revise to provide all of the disclosures required by SFAS 107, or tell us why the current disclosure complies.

In response to the Staff’s comment, we have revised the disclosures related to the fair value of financial instruments as required by SFAS 107.

Don Hunt

U.S. Securities and Exchange Commission

September 21, 2006

Revenue Recognition, page F-10

40.	Please tell us in more detail how you determined the current and long-term portions of the deferred revenue. We note that deferred revenue includes sales of extended warranty contracts.

We supplementally advise the Staff that the Company’s long-term deferred revenues are comprised of revenues from extended warranty service contracts. Such revenue is recognized on a straight-line basis over the period of the applicable extended contract. The revenue that is scheduled to be amortized beyond one year of the balance sheet date is classified as long-term deferred revenue. The revenue that is scheduled to be amortized within one year of the balance sheet date is classified as current deferred revenue.

Net Income (Loss) Per Share, page F-12

41.	We note that you used the two-step method for computing basic earnings per share in 2004. As a result, you allocated $3,800,000 to preferred stockholders of your total net income of $5,033,000. Please tell us how you computed the allocation amount for the preferred stockholders and relate your calculation to the terms of the preferred stock dividends on pages F-20 – F-21. Please refer to paragraphs 60-61 of SFAS 128 and Issue 3 of EITF 03-6.

We supplementally advise the Staff that the Company has applied the two-step method under EITF 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128 in computing basic earnings per share in 2004. The Company’s convertible preferred stock contains participation rights that enable the holders to participate in dividends when the Company declares dividends on its common stock. Such dividends shall be in an amount equal per share (on an if-converted basis) to the amount paid or set aside for each share of common stock on a one-for-one basis. Such dividends represent participation rights under paragraph 60 of SFAS 128.

The convertible preferred stockholders are also entitled to discretionary dividends at a stated amount per share in preference to any dividend payment on common stock. Such dividends are payable if and when declared by the Company and are not cumulative. No dividends have been declared by the Company during any period. The dividends are not

Don Hunt

U.S. Securities and Exchange Commission

September 21, 2006

payable upon distribution in connection with a liquidation event, including a change-in-control, and are not payable upon the conversion of the preferred stock into common stock. Based upon these factors, the Company has determined that these dividends do not represent nondiscretionary participation rights under Issue 3 of EITF 03-6 and the Company has not allocated any undistributed earnings based upon these rights.

The Company has calculated the numerator used for basic earnings per share in 2004 by allocating net income of $5,033,000 between common and preferred stockholders based upon the relative percentages of weighted average number of common stock and preferred stock outstanding during the period. This allocation reflects the contractual nondiscretionary participation rights of the convertible preferred stock under EITF 03-6. There were no dividends declared or contractual dividends that must be paid during the period that resulted in an allocation of dividends under paragraph 61 of SFAS No. 128. Accordingly the preferred stock holders were allocated 75.5%, or $1,233,000, of the Company’s net income during year ended December 31, 2004. The denominator used for basic earnings per share in 2004 was based upon the weighted average number of outstanding common shares during the period.

The Company has revised the disclosures on pages F-12 and F-20 in response to the Staff’s comment.

42.	With respect to your calculation of pro forma earning per share, please tell us and disclose why you reduced the loss in the numerator for the charges related to the preferred stock warrant liability. Please discuss the assumptions underlying this adjustment. Please also refer to our comments below on the warrants.

We supplementally advise the Staff that upon closing of an initial public offering of the Company’s common stock pursuant to an effective registration statement, outstanding warrants to purchase 589,829 shares will expire if not already exercised and outstanding warrants to purchase 27,778 shares of preferred stock will entitle the holder to exercise the warrants for shares of common stock (see response to Question 45). The Company has adjusted its numerator used to calculate pro forma earnings per share because there will be no outstanding warrants to purchase preferred stock following the closing of the initial public offering and therefore the Company will no longer be required to remeasure its warrant liability at each balance sheet date for changes in fair value of warrants and recognize such income or other expense in its statement of operations. The Company has revised the information on page F-12 to disclose the reason for the adjustment to the numerator.

Don Hunt

U.S. Securities and Exchange Commission

September 21, 2006

Note 3. Change in Accounting Policy, page F-15

43.	Please tell us and disclose the method and significant assumption used to value the preferred stock warrants at each reporting period and upon initial adoption of FSP 150-5. See paragraph 10 of SFAS 107.

In response to the Staff’s comment, we have disclosed the method and significant assumptions used to value the preferred stock warrants at each reporting period and upon initial adoption of FSP 150-5.

Note 8 – Redeemable Convertible Preferred Stock, page F-20

Warrants for Convertible Preferred Stock, page F-22

44.	We note that assuming the conversion of your remaining preferred stock and the exercise of warrants for preferred stock into common stock, the holders are entitled to certain registration rights as indicated on page 86. Please disclose the significant terms of any registration rights agreements, including circumstances under which you may be required to pay penalties. See paragraph 4 of SFAS 129.

In response to the Staff’s comment, we have revised the financial statement disclosures to include the significant terms of any registration rights agreements as required by paragraph 4 of SFAS 129.

45.	On page 43, you disclose that “[u]pon completion of this offering, all of [y]our warrants to purchase shares of preferred stock will be either exercised or converted into warrants to purchase common stock and, accordingly, the liability will be reclassified as common stock and additional paid-in capital.” The disclosure on page 22 does not discuss the right of the Series C preferred stock warrant holders to exchange those warrants for common stock warrants. Instead, the disclosure discusses terms of “expiration” for the warrants including “immediately prior to the closing” of a public offering for the warrants issued in 2002 and on the third anniversary of the offering for the warrants issued in 2005, both if not earlier expired. Please reconcile your disclosures and discuss how you considered those terms of the warrants in your pro form accounting and disclosure.

Don Hunt

U.S. Securities and Exchange Commission

September 21, 2006

In response to the Staff’s comment, we have revised the disclosures on pages 44 and F-23. As discussed in the response to Comment 42, there will be no outstanding warrants to purchase convertible preferred stock following the closing of the initial public offering. Following the closing, the carrying value of the outstanding warrants will be classified as equity and the Company will no longer be required to remeasure its warrants at each balance sheet date for changes in their fair value and recognize any income or other expense in the statement of operations. The Company’s pro forma accounting and disclosure reflects the reclassification of these warrants from liabilities to stockholders’ equity and eliminates any changes in the liability’s fair value reflected in the statement of operations.

Note 9 – Common Stock, page F-23

Stock Option Plan, page F-23

46.	With respect to your stock option disclosures, please provide the following disclosures or tell why you were not required to provide them.

•	Information related to the weighted average grant date fair value of options and unvested stock and methods and assumptions used to calculate fair value. Please see paragraphs 47 (b) – (d) of SFAS 123.

We supplementally advise the Staff that the Company adopted the minimum value disclosure provisions of SFAS 123 prior to the adoption of SFAS 123R on January 1, 2006. In response to the Staff’s comment, we have revised the disclosures on page F-27 to include the weighted average grant date minimum value of options and the methods and assumptions used to calculate the minimum value. The weighted average grant date fair value of stock options granted after January 1, 2006 is disclosed on page F-25 to the financial statements. We supplementally advise the Staff that the Company did not grant any other unvested stock awards during any of the periods presented.

•	The total incremental compensation cost resulting from modifications. Please see paragraph A240(g)(2) of SFAS 123R.

In response to the Staff’s comment, we have revised the disclosures on page F-25 to include the total incremental cost resulting from modifications.

Don Hunt

U.S. Securities and Exchange Commission

September 21, 2006

•	Information related to options granted to non-employees under paragraphs 47 and 48 of SFAS 123 or paragraph 64 of SFAS 123R.

We respectfully advise the Staff that the number of shares underlying stock options granted to non-employees during the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2006 were 87,000, 0, 5,000 and 5,000, respectively. While the Company does not consider this number of non-employee grants and the number of outstanding non-employee options to be significant, it has revised its disclosures on pages F-24 and F-28 to provide additional information related to options granted to non-employees.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

47.	Please revise your disclosure generally to include all of the information required by Item 701 of Regulation S-K for each of the sales during the past three years. Note that this disclosure item is not limited to equity transactions. We note for example the notes payable disclosed on page F-19

In response to the Staff’s comment, we have revised Item 15 to include information for certain debt transactions that do not specifically fall within the exclusions set forth in Instruction 1 to Item 701 of Regulation S-K.

Item 17. Undertakings, page II-4

48.	Please provide the undertakings contained in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

In response to the Staff’s comment, we have revised the undertakings to include the undertakings contained in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

49.	Please file complete exhibits, including all attachments. For example, we note your reference to an “omitted” attachment in exhibit 10.5.

Don Hunt

U.S. Securities and Exchange Commission

September 21, 2006

We acknowledge the Staff’s comment and have refiled exhibit 10.5 with the omitted attachment.

We would very much appreciate the Staff’s prompt review of Amendment No. 1. Should you have any follow-up questions, please call me at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ David J. Saul
David J. Saul